UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Encompass Group Affiliates, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

007511108

(CUSIP Number)

Sankaty Advisors, LLC 111 Huntington Avenue Boston, MA 02199 (617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00711108
1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sankaty Credit Opportunities III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500,922,628*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,500,922,628*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,922,628*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14.	TYPE OF REPORTING PERSON PN

*	Represents 5,795,487,917 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock and 1,705,434,711 shares of Common Stock issuable upon exercise of Warrants.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 00711108
1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sankaty Credit Opportunities II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,250,930,179*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,250,930,179*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,930,179*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%**
14.	TYPE OF REPORTING PERSON PN

*	Represents 1,739,151,208 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock and 511,778,971 shares of Common Stock issuable upon exercise of Warrants.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 00711108
1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Prospect Harbor Credit Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,137,988,408*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,137,988,408*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,988,408*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%**
14.	TYPE OF REPORTING PERSON PN

*	Represents 879,251,579 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock and 258,736,829 shares of Common Stock issuable upon exercise of Warrants.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 00711108

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 4 and 6 of the Statement on Schedule 13D filed on June 22, 2010 (the “Schedule 13D”) by Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“SCO III”), Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“SCO II”), and Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PHCP” and with SCO III and SCO II, each a “Reporting Person” and collectively, the “Reporting Persons”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Amendment No. 1 is being made to reflect the entry by the Reporting Persons and the Issuer into an agreement with respect to the securities of the Issuer, as described below under Items 4 and 6.

The Schedule 13D is hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended to read by replacing the second paragraph of Item 4 of the Schedule 13D, as amended by Amendment No. 1, as follows:

The information contained in Item 6 below is incorporated by reference herein. Pursuant to the Proposal (as defined below), through a newly formed entity controlled by the Reporting Persons and certain of their affiliated investors (“Newco”) will acquire Encompass Parts Distribution, Inc., a wholly-owned subsidiary of the Issuer (the “Operating Company”) from the Issuer, or will acquire substantially all of the assets (and assume substantially all of the liabilities) of the Operating Company and its subsidiaries.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 11, 2011, Sankaty submitted a non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer. Pursuant to the Proposal and subject to the terms and conditions set forth therein, the parties will negotiate the terms of definitive documents pursuant to which Newco will acquire the Operating Company, or acquire substantially of the assets (and assume substantially all of the liabilities) in the Operating Company and its subsidiaries, in exchange for consideration consisting of cash and non-voting equity securities in Newco. Additionally, pursuant to the Proposal, the senior debt of the Operating Company held by the Reporting Persons would remain outstanding. The subordinated debt of the Operating Company held by the Reporting Persons would either be repaid as part of the transaction, assumed by Newco, or exchanged for preferred equity interests in Newco. A condition of the Proposal is that holders of certain notes of the Issuer enter into mutually agreeable arrangements with Newco. The Operating Company will reimburse the Issuer for certain expenses that will be agreed upon. The Proposal is conditioned on Sankaty’s satisfaction with the results of its due diligence (including, without limitation, business, legal, environmental, tax, employee benefits and accounting due diligence).

The foregoing description of the Proposal and the transactions contemplated thereby do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Proposal, which is filed as an exhibit to this Amendment No. 1 and is incorporated herein by reference in its entirety.

The Proposal is incorporated herein by reference to provide investors, security holders, vendors, customers and other constituencies with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, the Reporting Persons, Sankaty, or any of their respective subsidiaries and affiliates.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	The Proposal

CUSIP No. 00711108

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2011

SANKATY CREDIT OPPORTUNITIES III, L.P. By: Sankaty Credit Opportunities Investors III, LLC, its General Partner By: Sankaty Credit Member, LLC, its Managing Member

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	General Counsel

SANKATY CREDIT OPPORTUNITIES II, L.P. By: Sankaty Credit Opportunities Investors II, LLC, its General Partner By: Sankaty Credit Member, LLC, its Managing Member

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	General Counsel

PROSPECT CREDIT PARTNERS, L.P. By: Prospect Harbors Investors, LLC, its General Partner By: Sankaty Credit Member, LLC, its Managing Member

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	General Counsel

Exhibit A

February 11, 2011

DELIVERED VIA EMAIL

Encompass Group Affiliates, Inc.

420 Lexington Avenue, Suite 2739

New York, NY 10170

Attention: Board of Directors of Encompass Group Affiliates, Inc.

Gentlemen:

In view of the current financial condition of Encompass Group Affiliates, Inc. (the “Company”) and its subsidiaries, we believe that this is an appropriate time for the Company’s Board of Directors (the “Board”) to consider a transaction that will benefit the Company and its constituencies. Accordingly, we are pleased to provide to you a proposal whereby a newly formed entity controlled by certain funds advised by Sankaty Advisors, LLC (collectively, “Sankaty” and such entity, “Newco”) would acquire all of the shares of Encompass Parts Distribution, Inc. (“OpCo”), or would acquire substantially all of the assets (and assume substantially all of the liabilities) of Opco and its subsidiaries, inclusive of cash currently held at OpCo, pursuant to a structure to be determined, in exchange for the consideration described below and subject to the conditions set forth herein. Our proposal will significantly reduce the outstanding debt at OpCo and will give OpCo’s customers and suppliers the confidence they need in the business on a go forward basis.

1. Consideration. Based upon the information we have been provided as a lender to OpCo and other publicly filed information, we are prepared to offer to the Company (i) one million dollars ($1,000,000) in cash (the “Cash Consideration”) and (ii) an equity security interest in Newco (as described below in more detail). In addition, Newco will reimburse the Company for certain expenses to be agreed upon.

The equity component of the consideration would be an equity security (the “Class B Common Equity”) that represents an interest in Newco equal to fifteen percent (15%) of Newco’s common equity value calculated at the closing of the transaction. We anticipate that this equity interest would be non-voting, but would be entitled to pre-emptive rights on future equity offerings in which Sankaty participates. Additionally, we expect that the holders of the Class B Common Equity or any transferees would be subject to standard drag-along rights and would be entitled to standard tag-along rights.

2. Seller Notes. A condition of our proposal is the entering into of agreeable arrangements with the holders of the Seller Notes. For purposes of this proposal, “Seller

Notes” shall mean all promissory notes issued by the Company or its subsidiaries to either former stockholders of previously acquired subsidiaries of the Company or former creditors of the Company, as well as a note payable in respect of a consulting agreement, equaling, in the aggregate, approximately two million, seven hundred thousand dollars ($2,700,000).

3. Senior and Subordinated Debt. At the closing of the transaction, the senior notes of Opco held by Sankaty will remain outstanding. Additionally, the holders of the Opco subordinated notes held by Sankaty (the “Subordinated Notes”) either will be repaid as part of the transaction with additional consideration paid by Newco, will be assumed by Newco, or will be exchanged for shares of non-voting, non-convertible cumulative preferred equity interests (“Preferred Equity”) in NewCo having an Original Issue Price equal to the accrued principal and interest on the exchanged subordinated notes at closing of the transaction. It is not anticipated that either the Subordinated Notes (in the event they are assumed by Newco) or the Preferred Equity (in the event the Subordinated Notes are exchanged for Preferred Equity) will require cash payments prior to a liquidity event.

4. Company Obligations. At the closing, NewCo will reimburse the Company for expenses to be agreed upon. NewCo and Opco will indemnify the Company against any liabilities of Opco which the Company may have guaranteed or may be responsible to third parties under applicable law. Except as explicitly stated in this letter, NewCo will not assume or reimburse the Company for any liabilities or obligations of the Company.

5. Expenses and Fees. All expenses of the Company relating to the transaction or to the winding up of the Company will be borne by the Company (as opposed to OpCo), except that NewCo shall cause Opco to reimburse the Company up to one hundred and fifty thousand dollars ($150,000) of those expenses (less any amounts previously paid by Opco with respect to such expenses). Subject to paragraph 4, any expenses in excess of this amount will remain an obligation of the Company.

6. Definitive Documentation; Conduct of Business. This letter sets forth our proposal, but shall not give rise to any binding obligation. We are prepared to promptly negotiate a definitive agreement. Our willingness to enter into definitive legal documentation is further conditioned on our satisfaction with the results of our due diligence (including, without limitation, business, legal, environmental, tax, employee benefits and accounting due diligence).

Prior to the execution of a definitive agreement, the Company will conduct its business only in the ordinary course, consistent with past practice, and will use its reasonable best efforts to maintain the value of its business as a going concern.

7. Miscellaneous. This letter shall be governed by the domestic substantive laws of the State of Delaware and shall bind and inure to the benefit of the parties and their respective successors and assigns.

In closing, we believe that under the circumstances, this is a very favorable deal for the Company. We believe that an expeditious resolution of and agreement to this proposal is critical for the Company and its stakeholders and other constituencies like vendors and customers. Upon your signed agreement with this proposal, Sankaty will strongly consider entering into a forbearance agreement with the Company as we work toward definitive documentation. If you are in accord with this proposal, please sign below to acknowledge your agreement to the terms set forth herein.

*                    *                     *                    *

About Sankaty Advisors, LLC:

Sankaty Advisors, LLC, the fixed income affiliate of Bain Capital, LLC, currently manages approximately $20 billion of assets in North America and Europe. The majority of our capital is deployed by purchasing syndicated loans, high yield bonds, and various securities relating to middle market private transactions. Currently Sankaty has over $1.5 billion of committed capital available to invest in private transactions.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

SANKATY ADVISORS, LLC

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: General Counsel

Acknowledged and Agreed:

ENCOMPASS GROUP AFFILIATES , INC.

By:
Name:
Title: